

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2015

Via E-mail
Xingzhong Sun
President, Chief Financial Officer, Treasurer
and Member of the Board of Directors
Rose Rock Inc.
1350 Rose Glen Rd
Gladwyne, PA 19035

> **Re: Rose Rock Inc.**
> **Registration Statement on Form S-1**
> **Filed February 13, 2015**
> **File No. 333-202071**

Dear Mr. Sun:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that you are a development stage company. We further note that you do not appear to have conducted any active operations since your inception, other than organizational and business development activities, and that you have nominal assets consisting solely of cash. Accordingly, you appear to be a "shell company" as defined by Rule 405 of the Securities Act. We believe that if you are a shell company, your selling shareholders received their shares recently, and the shares being sold represent 100% of your outstanding shares not held by affiliates, your selling shareholders are considered underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company

and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, summary of prospectus, risk factors, plan of distribution and elsewhere throughout the prospectus or provide us with a detailed legal analysis as to why you are not a shell company.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary of Prospectus, page 5

General Information About Our Company, page 5

3.   We note your disclosure on pages 6 and 7 stating that you anticipate this offering will cost $20,000. However, in the expenses table on page 31 under "Other Expenses of Issuance and Distribution," you estimate offering expenses to be approximately $23,000. Please reconcile these disclosures or advise.

Risk Factors, page 7

4.   Please include risk factor disclosure that separately addresses each of the following or advise:

- the risk of dilution to investors as a result of future anticipated equity financings; and

- management's lack of experience in operating a public company.

Selling Security Holders, page 15

5.   We note your references on page 16 to a table setting forth information regarding the selling shareholders; however, we are unable to locate this table. Please revise this section to include the selling shareholder table and all information required by Item 507 of Regulation S-K.

Description of Business, page 19

6.   Please significantly expand the description of your business, including how you intend to find clients and your fee structure

Plan of Operation, page 21

7. Please revise this section to include more information regarding your plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the expected sources of funding of your anticipated expenditures. Please explain how you plan to meet each of the milestones if you cannot receive funding. Refer to Item 101(a)(2) of Regulation S-K for guidance.

Directors and Executive Officers, page 26

8. Please revise the business experience of Mr. Sun to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Sun should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. Refer to Item 401(e) of Regulation S-K.

Undertakings, page 33

9. Please revise your disclosure to include the undertaking set forth in Item 512(a)(5) of Regulation S-K or advise.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jaime John, Accounting Branch Chief, at (202) 551-3446, if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc: Jay Smith, via e-mail